EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

VINCE HOLDING CORP.

(under Section 242 of the Delaware General Corporation Law)

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, the undersigned, being an authorized officer of Vince Holding Corp., a Delaware corporation (the "Company"), does hereby certify the following:

FIRST  The name of the Company is Vince Holding Corp.

SECOND  PART A of ARTICLE FOUR of the Amended and Restated Certificate of Incorporation of the Company shall be amended to read in its entirety as follows:

ARTICLE FOUR

PART A. AUTHORIZED SHARES

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 110,000,000 shares, consisting of:

(1)	10,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"); and

(2)	100,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock").

The Preferred Stock and the Common Stock shall have the rights, preferences and limitations set forth below.

THIRD  The Amended and Restated Certificate of Incorporation of the Company is hereby amended by adding a new PART E to ARTICLE FOUR which shall read in its entirety as follows:

PART E.  REVERSE STOCK SPLIT OF COMMON STOCK

Section 1.Reverse Stock Split.  Immediately upon the filing of the Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation first inserting this sentence (the “Effective Time”), each ten (10) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall be, without further action by the Corporation or any of the holders thereof, automatically reclassified and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, subject to the treatment of fractional shares as described below (the "Reverse Stock Split").  Fractional shares of Common Stock shall not be issued as a result of the Reverse Stock Split.  Stockholders who otherwise would be entitled to receive fractional share interests of Common Stock in connection with the Reverse Stock Split shall, with respect to such fractional interest, be entitled to receive cash, without interest, in lieu of fractional shares of Common Stock.  Each certificate (until surrendered) or book-entry then outstanding representing shares of Common Stock shall automatically represent from and after the Effective Time that number of whole shares of Common Stock into which the shares of Common Stock represented by such certificate or book-entry shall have been reclassified and combined pursuant to the Reverse Stock Split.

FOURTH  The foregoing amendments to the Amended and Restated Certificate of Incorporation of the Company were duly adopted in accordance with Sections 228 and 242 of the General Corporation Law of Delaware.

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IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by its duly authorized officer on this 23rd day of October 2017.

VINCE HOLDING CORP.

By: /s/ Brendan L. Hoffman

Name: Brendan L. Hoffman

Title: Chief Executive Officer